Exhibit 99.1

Kaixin Auto Holdings Announces 2024 Annual Meeting of Shareholders

HANGZHOU, February 2, 2024 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN), a leading new energy vehicle manufacturer and sales platform in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 198 Qidi Road, Unit B2-303-137, Beigan Community, Xiaoshan District, Hangzhou, Zhejiang Province, China on March 4, 2024 at 10:00 a.m. (Beijing time), for the purposes of considering and, if thought fit, passing and approving the resolutions set forth in the Notice of Annual General Meeting and Proxy of the Company.

The board of directors of the Company has fixed the close of business on February 2, 2024 (Beijing time) as the record date (the “Record Date”) of ordinary shares. Holders of record of ordinary shares of the Company as of the Record Date are entitled to attend and vote at the AGM or at any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (“SEC”). The Form 20-F can be accessed on the SEC’s website at http://www.sec.gov and the Company’s website at https://ir.kaixin.com/.

About Kaixin Auto Holdings

Kaixin Auto Holdings is a leading new energy vehicle manufacturer in China, equipped with professional teams with rich experience in R&D, production, marketing, and production facilities with the capacity for stamping, welding, painting, and assembly operations. Kaixin produces multiple electric passenger and logistics vehicle models. The Company is committed to building up a competitive international market position that integrates online and offline presence and diversified business operations. Leveraging the expertise of its professional teams and driven by the inspiration for innovation and sustainability, Kaixin aims to contribute to achieving the goals of “peak carbon emissions and carbon neutrality”.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings